UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __*)

ROYAL GROUP TECHNOLOGIES LIMITED

________________________________________________

(Name of Issuer)

SUBORDINATE VOTING SHARES

________________________________________________

(Title of Class of Securities)

779915 10 7

________________________________

(CUSIP Number)

DECEMBER 31, 2005

____________________________________________________

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            ___     Rule 13d-1(b)

            X         Rule 13d-1(c)

            ___     Rule 13d-1(d)

        *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779915 10 7
_________________________________________________________________

        1.     Names of Reporting Persons. VIC DE ZEN
                IRS Identification Nos. of above persons (entities only).
_________________________________________________________________

        2.     Check the appropriate box if a member of a Group (See Instructions).
                (a)...................................................
                (b)...................................................
_________________________________________________________________

        3.     SEC Use Only..........................................
_________________________________________________________________

        4.     Citizenship or Place of Organization - CANADIAN
_________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -- 15,301,479
__________________________________________________

6. Shared Voting Power -- 0
__________________________________________________

7. Sole Dispositive Power -- 1,360,000
__________________________________________________

8. Shared Dispositive Power -- 13,941,479

          9.   Aggregate Amount Beneficially Owned by Each Reporting Person -- 15,301,479
____________________________________________________________________________

        10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                Instructions) _______________
_______________________________________________________________________

        11.   Percent of Class Represented by Amount in Row (9) -- 14.93%
_________________________________________________________________

        12.   Type of Reporting Person (See Instructions) -- IN

Item 1.

        (a)     Name of Issuer - Royal Group Technologies Limited

        (b)     Address of Issuer's Principal Executive Offices -

                    1 Royal Gate Boulevard, Woodbridge, Ontario, Canada L4L 8Z7

Item 2.

        (a)     Name of Persons Filing - Vic De Zen

        (b)     Address of Principal Business Office or, if none, Residence -

                100 Zenway Blvd., Woodbridge, Ontario, Canada L4H 2Y7

        (c)     Citizenship/Place of Organization - Canadian

        (d)     Title of Class of Securities - Subordinate Voting Shares

        (e)     CUSIP Number - 779915 10 7

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned: 15,301,479

        (b) Percent of class: 14.93%

        (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 15,301,479

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,360,000

(iv) Shared power to dispose or to direct the disposition of: 13,941,479

Instruction. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Item 5. Ownership of Five Percent of Less of a Class

Not Applicable.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [__].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

        If a group has filed this schedule pursuant to § 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to § 240.13d-1(c) or § 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9. Notice of Dissolution of Group

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

Not Applicable.

Item 10. Certification

        (a) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

        (b) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006	By:	/s/ Vic De Zen
Vic De Zen

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)